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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                 NEOLENS, INC.
                           (Name of Subject Company)
                                 NEOLENS, INC.
                      (Name of person(s) filing statement)
                     COMMON STOCK, PAR VALUE .001 PER SHARE
             SERIES A CONVERTIBLE PREFERRED STOCK, $.001 PAR VALUE
             SERIES B CONVERTIBLE PREFERRED STOCK, $.001 PAR VALUE
                        (Title of classes of securities)

                                   640903308
                     (CUSIP number of class of securities)

                              PHILIP G. HEINEMANN
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                 NEOLENS, INC.
                              18963 N.E. 4TH COURT
                                MIAMI, FL 33179
                                 (305) 651-0003
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                WITH A COPY TO:

                              ARNOLD R. WESTERMAN
                        ARENT FOX KINTNER PLOTKIN & KAHN
                          1050 CONNECTICUT AVE., N.W.
                          WASHINGTON, D.C. 20036-5339
                                 (202) 857-6000

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
ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Neolens, Inc., a Florida corporation (the "Company"); the address of the principal executive office of the Company is 18963 N.E. 4th Court, Miami, Florida 33179. The titles of the class of equity securities of the Company to which this statement relates are common stock, par value $.001 per share ("Common Stock"), Series A Convertible Preferred Stock, par value $.001 per share ("Series A Preferred"), and Series B Convertible Preferred Stock, par value $.001 per share ("Series B Preferred") (collectively, "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer by Sola Acquisition Corp., a Florida corporation (the "Offeror"), a wholly-owned subsidiary of Sola International Inc., a Delaware corporation (the "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated June 5, 1996 (the "Schedule 14D-1"), to acquire all outstanding shares of the Common Stock, at a price of $1.14 per share net to the seller (the "Common Stock Offer Price"), all outstanding shares of the Series A Preferred, at a price of $25.20 per share net to the seller (the "Series A Preferred Offer Price"), and all outstanding shares of the Series B Preferred, at a price of $41.09 per share net to the seller (the "Series B Preferred Offer Price"), all upon the terms and subject to the conditions set forth in the Schedule 14D-1 and exhibits thereto (the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 28, 1996 (the "Merger Agreement"), among the Company, the Parent and the Purchaser. See Item 3(b) for a description of the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

    As set forth in the Schedule 14D-1, the principal executive offices of the Parent and the Offeror are located at 2420 Sand Hill Road, Menlo Park, California 94025.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) The following is a summary of the certain provisions of the Merger Agreement and certain other agreements, copies of which are filed as exhibits to the Schedule 14D-1 filed by the Parent and the Offeror with respect to the Offer. This summary is not intended to be a complete description of these agreements and is qualified in its entirety by reference to the complete text of these agreements which have been filed as exhibits to the Schedule 14D-1.

THE MERGER AGREEMENT AND RELATED AGREEMENTS.

  The Merger Agreement.

    The Offer. In accordance with the Merger Agreement, the Offeror has commenced a tender offer to acquire all outstanding shares of Common Stock, at a price of $1.14 per share net to the seller, all outstanding shares of Series A Preferred, at a price of $25.20 per share net to the seller, and all outstanding shares of Series B Preferred, at a price of $41.09 per share net to the seller, all upon the terms and subject to the conditions set forth in the Offer.

    The Series A Preferred is currently convertible into Common Stock at a price of $1.25 per share, has accrued dividends of approximately $2.19 per share and has a liquidation value of $25.00 per share. The Series B Preferred is currently convertible into Common Stock at a price of $1.875 per share, has accrued dividends of approximately $3.28 per share and has a liquidation value of $37.50 per share. Pursuant to the terms of the Series A Preferred and Series B Preferred, the Series A Preferred and

Series B Preferred cannot be cancelled in a merger without the approval of the Series A Preferred and Series B Preferred voting as a single class.

    The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Florida Business Corporation Act (the "Act"), the Offeror shall be merged with and into the Company. Following the Merger, the separate corporate existence of the Offeror shall cease and the Company shall continue as the surviving corporation and shall succeed to and assume all the rights and obligations of the Offeror in accordance with the Act (the "Surviving Corporation"). The Articles of Incorporation of the Offeror, as in effect immediately prior to the time the Merger is consummated (the "Effective Time"), shall be amended to change the name of the Offeror to that of the Company, and, as so amended, the Articles of Incorporation and By-Laws of the Offeror shall be the Articles of Incorporation and By-Laws of the Surviving Corporation. The directors of the Offeror immediately prior to the Effective Time shall be the directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time (other than Mr. Haglund) and such other persons as designated by the Parent shall be the officers of the Surviving Corporation as of the Effective Time.

    Conversion of Securities. At the Effective Time, (i) each share of Common Stock issued and outstanding immediately prior thereto will be converted into the right to receive the Common Stock Offer Price, without interest, (ii) each share of Series A Preferred issued and outstanding immediately prior thereto will be converted into the right to receive the Series A Preferred Offer Price, without interest, and (iii) each share of Series B Preferred issued and outstanding immediately prior thereto will be converted into the right to receive the Series B Preferred Offer Price, without interest (except in each such case for any Shares held by the Company as treasury shares, Shares owned by the Parent or any of its subsidiaries, including the Offeror, and Dissenting Shares (as defined below)).

    Dissenting Shares. The Merger Agreement provides that, if required by the Act, Shares which are held by holders who have properly exercised appraisal rights with respect thereto in accordance with Section 607.1320 of the Act ("Dissenting Shares") will not be exchangeable for the right to receive the Common Stock Offer Price, the Series A Preferred Offer Price, or the Series B Preferred Offer Price, as the case may be, and holders of such Dissenting Shares will be entitled to receive payment of the appraised value of their Shares in accordance with the Act unless such holders fail to perfect or withdraw or lose their right to appraisal and payment under the Act. If, after the Effective Time, any holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive, without interest, the Common Stock Offer Price, the Series A Preferred Offer Price or the Series B Preferred Offer Price, as the case may be.

    Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to the Parent and the Offeror, including, but not limited to, representations and warranties relating to the Company's organization, qualification, capitalization, authority to enter into the Merger Agreement and carry out the transactions contemplated thereby, required consents and approvals, filings made by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 or the Securities Exchange Act of 1934 (including financial statements included in the documents filed by the Company under these acts), the absence of certain events that could have a material adverse effect on the Company, litigation, compliance with applicable law, employee benefit plans, employment relations, environmental matters, intellectual property, insurance and taxes.

    In addition, the Parent and the Offeror also have made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to the Parent's and the Offeror's organization and good standing, the Parent's and the Offeror's authority to enter into the Merger Agreement and carry out the transactions contemplated thereby, required consents and approvals and the availability of sufficient funds to consummate the Offer and the Merger.

    Covenants Relating to the Conduct of Business. Pursuant to the Merger Agreement, the Company has agreed that, prior to the Effective Time, the Company shall in all material respects carry on its business in, and not enter into any material transaction other than in accordance with, the regular and ordinary course and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, the Company shall not, without the prior written consent of the Parent: (a) other than in connection with (i) the conversion of the Series A Preferred or the Series B Preferred into Common Stock in accordance with their current terms, (ii) the exercise of options or warrants outstanding prior to the date of the Merger Agreement in accordance with their current terms and (iii) the payment of pay-in-kind dividends on the Series A Preferred or the Series B Preferred in accordance with their current terms, (x) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to stockholders of the Company in their capacity as such, other than dividends declared prior to the date of the Merger Agreement,
(y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (b) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent (other than as specified in (i) through (iii) of clause
(a)); (c) amend or prepare any amendment or change to its Articles of Incorporation or By-Laws; (d) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case that are material, individually or in the aggregate, to the Company; (e) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets that are material, individually or in the aggregate, to the Company; (f) make any commitment or enter into any contract or agreement except in the ordinary course of business consistent with past practice or make or commit to make any capital expenditure of $25,000 or more; (g) except pursuant to the credit agreement dated the date of the Merger Agreement between the Company and the Parent, incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, except for borrowings or guarantees incurred in the ordinary course of business consistent with past practice, loans from Strategica Capital Corporation ("Strategica") to fund expenses related to the transactions contemplated by the Merger Agreement on the terms set forth in its current credit and loan agreement with the Company or loans from the Parent, or make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company and other than in the ordinary course of business consistent with past practice; (h) alter through merger, liquidation, reorganization, restructuring or in any other fashion its corporate structure or ownership; (i) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it; (j) revalue any of its assets, including, without limitation, writing down the value of its inventory or writing off notes or accounts receivable, other than in the ordinary course of business; (k) make any tax election or settle or compromise any income tax liability; (l) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated by the Merger Agreement; (m) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of the Company or incurred in the ordinary course of business consistent with past practice; (n) increase in any manner the compensation or fringe benefits of any of its directors, officers and other key employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, other than increases in the compensation of employees who are not officers or directors of the Company made in the ordinary course of business consistent with past practice, or, except to the extent required by law, voluntarily accelerate the vesting of any compensation or benefit; (o) other than pursuant to the Cancellation Agreement (which is described below under "Cancellation Agreement") and the Termination Agreement (which is described below under "Termination Agreement"), waive, amend or allow to lapse any term or condition of any confidentiality, "standstill," consulting, advisory or employment agreement to which the Company is a party; and (p) take, or agree in writing or otherwise to take, any of the foregoing actions or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect as of the date when made or would result in any of the conditions to the Offer not being satisfied.

    The Merger Agreement also provides that, as requested by the Parent, the Company shall confer on a regular basis with one or more representatives of the Parent with respect to material operational matters and provide certain information to the Parent.

    In addition, the Merger Agreement provides that the Company shall not be permitted to call a meeting of its stockholders for the purpose of obtaining a stockholder vote on the authorization of 35,000,000 shares of Common Stock and shall not be permitted to take actions reasonably related thereto, including the filing with the Commission and mailing to stockholders of proxy materials and the solicitation of votes in favor of such authorization.

    No Solicitation. The Merger Agreement provides that (a) the Company shall not, and the Company shall direct and use its reasonable best efforts to cause its officers, directors, employees and authorized agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it) not to initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company (any such proposal or offer being an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; (b) that the Company shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and shall take the necessary steps to inform the individuals or entities referred to above of the obligations of the Company described in this paragraph; and (c) that it shall notify the Parent immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with the Company, including, without limitation, the identity of the other party or the terms of its proposals; provided, however, that the Board shall not be prohibited from (i) furnishing information to, or entering into discussions or negotiations with, any person or entity to acquire the Company or substantially all of the assets of the Company on terms which, in the exercise of their fiduciary duty after the consideration of advice from the Company's legal and financial advisors, a majority of the Company's directors determines is likely to be more beneficial to each of the holders of the Common Stock and the holders of the Preferred Stock than the transaction contemplated by the Merger Agreement, and provided further that the Company's legal and financial advisors may engage in discussions regarding such written offer to clarify the terms of such offer for the purpose of rendering the advice referred to above to the Board, in each case, provided that, the Company and its advisors, prior to or concurrently with furnishing such information to, or entering into discussions or negotiations with, such a person or entity, shall provide written notice to Parent to the effect that it is furnishing information to, or entering into discussions with, such a person or entity, and shall keep Parent informed of the status (including, without limitation, the identity of such person or entity and the terms of any proposal) of such discussions or negotiations; and (ii) to the extent applicable, complying with Rule 14e-2 promulgated under the Securities Exchange Act with regard to an Acquisition Proposal. As a result of the Option Agreement (which is described below under "The Option Agreement"), it is highly unlikely that the Company will receive an Acquisition Proposal.

    Annual Meeting of Company Stockholders. Pursuant to the Merger Agreement, the Company agreed to postpone the holding of its annual meeting of stockholders indefinitely pending consummation of the Merger unless the Company is otherwise required to hold such meeting by an order from a court of competent jurisdiction.

    Company Stockholder Approval and Proxy Statement. The Company will use its reasonable best efforts and take all appropriate steps to obtain the approval or action in respect of the Merger that is required by applicable law, including calling a meeting of its stockholders for the purpose of voting on the Merger, using its reasonable best efforts to obtain stockholder approval of the Merger, filing a preliminary proxy statement or information statement with the Commission and working to obtain Commission clearance of such proxy statement or information statement. The Parent has agreed to cause all Shares acquired pursuant to the Offer (and any other Shares owned by the Parent or its subsidiaries) in favor of approval of the Merger.

    Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses, except as otherwise described below. If the Merger Agreement is terminated (1) by the Parent or the Company under the provisions specified below under "Termination by the Parent or the Company", by reason of the failure of a condition of the Offer specified in clauses (f) or (g) of Section 15 of the Offer; (2) by the Company under the provisions specified below in clause (b) under "Termination by the Company"; (3) by the Parent under the provisions specified below in "Termination by the Parent"; or (4) by the Parent following the time an Acquisition Proposal has been made or publicly announced, as a result of the failure to satisfy the Minimum Condition (as defined in the Offer) or pursuant to the termination provisions of the Merger Agreement described below in clauses (a) or (b) under "Conditions Precedent to the Merger", the Company shall, in the case of termination by Parent, promptly, but in no event later than two business days after the first of such events to occur, or, in the case of termination by the Company, at or prior to the time of such termination, pay Parent $750,000 plus up to a maximum of $75,000 of expenses. If the Company fails to pay such amount when due, Parent shall be entitled to the payment from the Company, in addition to such amount, of any legal fees and expenses incurred in collecting such amount and interest thereon at a rate of 10% per annum. If the Merger Agreement is terminated by the Parent as a result of the failure of any of the conditions of the Offer specified in clause (e) of Section 15 of the Offer, the Company shall reimburse Parent and Offeror for expenses up to a maximum of $75,000.

    Company Stock Options. The Merger Agreement provides that the Company shall
(i) terminate the stock option plans of the Company immediately prior to the Effective Time without prejudice to the holders of Company stock options and
(ii) grant no additional Company stock options after the date of the Merger Agreement. In addition, the Merger Agreement provides that the Company shall use its best efforts to cause each holder of an option to purchase shares of Common Stock granted under the 1986 Stock Option Plan (each a "1986 Plan Option") and warrants granted pursuant to a consulting arrangement with JEH Group, Inc. (the "Consulting Agreement Warrants") to execute an agreement with the Company prior to the purchase of the Shares pursuant to the Offer providing that such holder's 1986 Plan Option or Consultant Agreement Warrants shall be canceled at the Effective Time. Such agreement shall provide, (i) if the difference between the exercise price per share of Common Stock subject to the 1986 Plan Option and the Common Stock Offer Price is positive, that in consideration of such cancellation the holder shall receive a payment promptly following the Effective Time equal to the number of shares of Common Stock subject to the holder's 1986 Plan Option, whether or not vested, multiplied by the difference between the exercise price per share of Common Stock subject to the 1986 Plan Option and the Common Stock Offer Price, (ii) if the difference between the exercise price per Share subject to the 1986 Plan Option and the Common Stock Offer Price is zero or negative, that in consideration of such cancellation such holders shall receive payments promptly following the Effective Time not to exceed $500 in the aggregate for all such options, whether or not vested and
(iii) with respect to the Consulting Agreement Warrants, in consideration of the cancellation of the Consulting Agreement Warrants, the holder shall receive $7,500 promptly following the Effective Time. See "Actual or Potential Conflicts--Stock Option Plans" and "--Pre-Existing Agreements with Mr. Haglund or His Affiliate."

    Warrants. The Merger Agreement provides that Parent shall pay, or shall cause the Surviving Corporation to pay, to the holder of each warrant, upon delivery to the Surviving Corporation of such warrant for cancellation, an amount in cash equal to the number of shares of Common Stock which may be acquired upon exercise of the vested portion of such warrant (whether or not the Company has sufficient reserved or authorized shares of Common Stock available for issuance upon exercise of such warrant) multiplied by the positive difference (if any) between the exercise price per share of Common Stock covered by the applicable warrant and the Common Stock Offer Price. The Company currently has outstanding Series F, G, H, I, J, L, M and O Warrants exercisable in the aggregate for 2,556,209 shares of Common Stock at exercise prices ranging from $1.25 per share to $3.40 per share and Series Q Warrants for 8,771,625 shares of Common Stock at an exercise price of $.65 per share. See "Background and Reasons for the Board's Recommendation--Background With Respect to the Company and its Operations" for a description of the Series Q Warrants.

    The Merger Agreement provides that with respect to the Series Q Warrants owned by Strategica, the Parent shall pay, or shall cause the Surviving Corporation to pay, to the holder of such warrants, 80% of the amount due to such holder pursuant to the immediately preceding sentence as promptly as practicable after the purchase of Shares pursuant to the Offer in consideration of such holder's agreement to assign its rights under such warrant in respect of 80% of the shares subject thereto to the Parent, and the Parent shall pay or cause the Surviving Corporation to pay to such holder 20% of the amount due under the immediately preceding sentence upon delivery of each such warrant for cancellation upon the earlier to occur of (i) the Effective Time and (ii) the date 60 days after the date on which the Offeror first purchases Shares pursuant to the Offer. See "Background and Reasons for the Board's Recommendation--Background with Respect to the Company and its Operations" for a description of the Series Q Warrants.

    Indemnification. From and after the effective time of the Merger, the Parent agrees to cause the Surviving Corporation to indemnify and hold harmless all past and present officers, directors, employees and agents of the Company to the fullest extent such persons may be indemnified by the Company pursuant to the Company's Articles of Incorporation and By-Laws as in effect on the date of the Merger Agreement, for acts and omissions occurring at or prior to the Effective Time. Pursuant to the Merger Agreement, the Parent has agreed to guarantee the obligations of the Surviving Corporation to the directors of the Company pursuant to the immediately preceding sentence, for the period from the Effective Time through the second anniversary of the Effective Time.

    Board Representation. The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, the Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give the Parent, subject to compliance with Section 14(f) of the Securities Exchange Act, representation on the Board equal to the product of (a) the total number of directors on the Board and (b) the percentage that the number of Shares purchased by the Parent bears to the number of Shares outstanding, and the Company shall, upon request by the Parent, promptly increase the size of the Board and/or exercise its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable the Parent's designees to be elected to the Board and shall cause the Parent's designees to be so elected. The Company has agreed to take, at its expense, all action required pursuant to Section 14(f) and Rule 14f-1 of the Securities Exchange Act in order to fulfill its obligations under this provision of the Merger Agreement and shall include in this Schedule 14D-9 or otherwise timely mail to its stockholders such information with respect to the Company and its officers and directors as is required by Section 14(f) and Rule 14f-l in order to fulfill its obligations under this provision of the Merger Agreement. The Parent will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1. See Schedule I to this Schedule 14D-9, "Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder."

    Repayment of Loans. The Merger Agreement provides that upon the earlier to occur of (i) the Effective Time and (ii) the date which is 60 days after the date on which the Parent or the Offeror purchases Shares pursuant to the Offer, the Parent shall cause the Surviving Corporation to pay an aggregate of $1,810,000 plus accrued and unpaid interest thereon to Strategica as complete repayment of all amounts borrowed by the Company from it. The Merger Agreement also provides that as promptly as practicable following the Effective Time, the Parent shall cause the Surviving Corporation to pay an aggregate of $300,000 plus accrued and unpaid interest thereon to Leroy Meshel, M.D. as complete repayment of all amounts borrowed by the Company from him. See "Background and Reasons for the Board's Recommendation--Background with Respect to the Company and its Operations" for a description of the Strategica loan.

    Conditions Precedent to the Merger. The Merger Agreement provides that the respective obligations of each party to the Merger Agreement to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) if approval of the Merger by the holders of Common Stock is required by applicable law, the Merger shall have been approved by the requisite vote of such holders; (b) if approval of the Merger by the holders of Series A Preferred or the holders of Series B Preferred is required by applicable law, the Merger shall have been approved by the requisite vote of such holders; and (c) none of the Parent, the Offeror or the Company shall be subject to any order or injunction of a court of competent jurisdiction which prohibits or has the effect of prohibiting the consummation of the transactions contemplated by this Agreement.

    Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company:

    Termination by Mutual Consent. The Merger Agreement may be terminated by the mutual consent of the Parent and the Company prior to the purchase of the Shares pursuant to the Offer.

    Termination by the Company. Although the Merger Agreement includes provisions permitting the Company to terminate the Merger Agreement in the event of the receipt of a financially superior offer, as a result of the Option Agreement (described below) it is highly unlikely that the Company will receive any such offer. See "The Option Agreement."

    The Merger Agreement provides that it may be terminated by the Company if
(a) the Offer shall not have been commenced, (b) (i) there is an offer to acquire all the outstanding Common Stock or substantially all of the assets of the Company that, in the good faith judgment of the Board, is financially superior for holders of shares of Common Stock and Preferred Stock to the Offer and the Merger (a "Superior Offer"), and (ii) the Board determines after receiving a written opinion from counsel to the Company to the effect that the failure to approve such offer would not be consistent with the fiduciary duties of the Board to its stockholders; provided, however, that the right to terminate the Merger Agreement pursuant to this provision of the Merger Agreement shall not be available: (i) if the Company has breached in any respect its obligations under provisions of the Merger Agreement described above under "No Solicitation"; (ii) in respect of an offer subject to a financing condition;
(iii)

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
in respect of an offer involving consideration that is not entirely cash or does not permit stockholders to receive payment of the offered consideration in respect of all shares at the same time, unless the Board has been furnished with a written opinion of a nationally recognized investment banking firm to the effect that such offer provides a higher value per share than the consideration per share pursuant to the Offer and the Merger; or (iv) if, prior to or concurrently with any purported termination pursuant to this provision, the Company shall not have paid the fees payable to the Parent under the Merger Agreement at the time of such termination as specified above under "Fees and Expenses"; and unless the Company has provided the Parent and the Offeror with at least five business days' prior written notice of its intent to so terminate the Merger Agreement together with a detailed summary of the terms and conditions of such offer and the identity of the person making such offer, (c) there has been a breach by the Parent or the Offeror of any representation or warranty contained in the Merger Agreement which would have or would be reasonably likely to have a material adverse effect on the ability of the Parent and the Offeror to consummate the transactions contemplated by the Merger Agreement and which breach has not been cured within five business days following receipt by Parent or Offeror of notice of the breach, or (d) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of the Parent or the Offeror, including, without limitation, the obligation of the Offeror to purchase Shares pursuant to the Offer, unless such failure results from a breach of the Company of any obligation, representation, or warranty under the Merger Agreement which has not been cured within five business days following the Company's receipt of notice of the breach.

    Termination by the Parent. The Merger Agreement may be terminated by the Parent if the Board shall have failed to recommend, or shall have withdrawn, modified or amended in any material respect its approval or recommendations of the Offer or the Merger or shall have resolved to do any of the foregoing, or shall have failed to reject an Acquisition Proposal within ten business days after receipt by the Company or public announcement thereof.

    Termination by the Parent or the Company. The Merger Agreement may be terminated by the Parent or the Company if (a) the Merger shall not have been consummated by November 15, 1996; provided, however, that the right to terminate the Merger Agreement pursuant to this provision shall not be available to the Parent if the Offeror or any affiliate of the Offeror acquires Shares pursuant to the Offer, or to any party whose failure to fulfill any of its obligations under the Merger Agreement has been the cause of, or resulted in, the failure of any such condition, (b) any court of competent jurisdiction or any governmental, administrative or regulatory authority, agency or body shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree or ruling shall have become final and nonappealable, (c) upon a vote of a duly held meeting or upon any adjournment thereof, the stockholders of the Company shall have failed to give any approval required by applicable law, (d) as the result of the failure of any of the conditions set forth in Section 15 of the Offer, the Offer shall have terminated or expired in accordance with its terms without Offeror having purchased any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to this clause shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in the failure of any such condition, or (e) the Parent shall have reasonably determined that any condition specified in Section 15 of the Offer (other than the Minimum Condition) is not capable of being satisfied at any time in the future and the Offeror has not purchased Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to this clause shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of any such condition.

    Employees. At the Effective Time, the Parent has agreed to assume and to honor and keep in effect the Company's existing employment agreements with Kenneth W. Pugh, the Company's Director of Manufacturing, Don H. Rotenberg, Vice President of Research and Development, Philip G. Heinemann, Vice President and Chief Financial Officer of the Company, Daniel J. Kunst, a consultant to the Company, and Malcolm M. Walker, a consultant to the Company. See "Actual or Potential Conflicts--Certain Pre-Existing Agreements With Other Directors or Executive Officers."

  The Option Agreement.

    Pursuant to the Option Agreement dated as of May 28, 1996 (the "Option Agreement"), the Company has granted the Parent an option to purchase 8,771,625 Units at a price of $.65 per Unit. Each Unit consists of one one-hundredth of a share of a newly created series of preferred stock of the Company, the Series C Preferred. Each Unit has economic and voting rights substantially similar to those of a share of Common Stock. Shares of Series C Preferred are entitled to 100 times the dividends on shares of Common Stock, if and when such dividends are declared and paid. Subject to customary anti-dilution adjustments, each share of Series C Preferred entitles the holder to 100 votes on all matters submitted to a vote of the stockholders of the Company, with the holders of shares of Series C Preferred and the holders of shares of Common Stock voting together as one class on all matters submitted to a vote of stockholders of the Company except as otherwise provided by the Articles of Incorporation of the Company or by law. Upon any liquidation, dissolution or winding up of the Company, the holders of Series C Preferred generally are entitled to 100 times distributions to holders of Common Stock. In the event that the Company enters into any merger or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then the shares of Series C Preferred shall at the same time be similarly exchanged or changed in an amount per share equal to 100 times the aggregate amount of stock, securities, cash and/or any other property into which or for which each share of Common Stock is changed or exchanged, subject to customary anti-dilution provisions. At any time after the Company has sufficient authorized and reserved shares of its Common Stock to permit such conversion (which it currently does not), each holder of Series C Preferred will be entitled to convert all or any portion of his Series C Preferred into fully paid, non-assessable shares of Common Stock at such holder's election at the rate of 100 shares of Common Stock for each share of Series C Preferred (or one share of Common Stock for each one one-hundredth of a share of Series C Preferred Stock), subject to customary anti-dilution adjustments. The shares of Series C Preferred are not redeemable by the Company.

    The option is exercisable by the Parent, in whole or in part, at any time prior to the Effective Time or forty-five days after termination of the Merger Agreement. If the option is exercised, the Parent and the Offeror have agreed to waive the conditions to the Offer set forth in paragraphs (c), (e), (g) and (h) of Section 15 of the Offer.

  The Stockholder Agreement.

    Pursuant to the Preferred and Common Stock Agreement dated as of May 28, 1996 (the "Stockholder Agreement"), Norman Davidson (the "Stockholder"), who owns 495,975 shares of Common Stock and 12,000 shares of Series B Preferred, has agreed to tender and sell to the Parent pursuant to the Offer all Shares held by him and not to withdraw any Shares tendered into the Offer. The Stockholder also has granted to the Parent an irrevocable option to purchase all, but not less than all, of the Shares owned by the Stockholder subject to the Stockholder Agreement at a purchase price with respect to the shares of Common Stock equal to the Common Stock Offer Price and with respect to the shares of Series B Preferred equal to the Series B Preferred Offer Price. The Parent may exercise this option at any time prior to the earlier of (a) the Effective Time and (b) the date forty-five days after termination of the Merger Agreement. The Stockholder also has agreed not to convert his Series B Preferred into Common Stock and, at any meeting of the stockholders of the Company and in any action by written consent of the stockholders of the Company, to vote (or execute a consent in respect of) (a) in favor of the Merger, the Merger Agreement and any of the transactions contemplated by the Merger Agreement, (b) against any action or agreement that would impede, interfere with or attempt to discourage the Offer or the Merger, or would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and (c) against any action or agreement that would reasonably be expected to impede, interfere with or attempt to discourage the Offer or the Merger, including but not limited to: (i) any extraordinary corporate transaction (other than the Merger), such as a merger, reorganization, recapitalization or liquidation involving the Company or any proposal made in opposition to or in competition with the Merger; (ii) a sale or transfer of a material amount of assets of the Company; (iii) any change in the management or Board, except as otherwise agreed to in writing by the Parent; (iv) any material change in the present capitalization or dividend policy of the Company; or (v) any other material change in the Company's corporate structure or business. The Stockholder has agreed not to solicit, encourage or engage in discussions with third parties relating to any acquisition of his Shares or an acquisition of the Company, by merger or otherwise. The Stockholder Agreement terminates on the earliest of the consummation of the Merger, May 28, 1997 and termination of the Merger Agreement if it is terminated for reasons unrelated to the making of a proposal for the acquisition of the Company.

  The Cancellation Agreement.

    Strategica and the Company are party to a Consulting Agreement and an Advisory Agreement (collectively the "Strategica Agreements") which provide for certain payments and fees by the Company to Strategica and certain additional payments and penalties to be paid by the Company to Strategica in the event that the Company's stockholders do not approve an increase of the Company's authorized Common Stock to at least 35,000,000 shares (the "Share Authorization") by May 8, 1996 (all of such payments, fees and penalties, collectively, the "Payments"). See "Background and Reasons for the Board's Recommendation--Background with Respect to the Company and its Operations" for a further description of these agreements.

    In connection with the Merger Agreement, the Company, the Parent and Strategica have entered into a Cancellation Agreement dated as of May 28, 1996 (the "Cancellation Agreement"). Pursuant to the Cancellation Agreement, the Strategica Agreements will terminate effective as of the earlier to occur of the Effective Time and 150 days after Shares are purchased in the Offer. In consideration for such termination and in full satisfaction of the Company's obligations under the Strategica Agreements, the Company shall pay to Strategica on that date $440,000. Pursuant to the Cancellation Agreement, Strategica has agreed not to request payment of all or any portion of the Payments or institute any action or otherwise seek damages or other remedies for the failure of the Company to obtain authorization of sufficient shares of Common Stock to permit exercise of the Series Q Warrants, the Share Authorization or the breach by the Company, or failure to satisfy any other obligation of the Company to Strategica pursuant to, any agreement or understanding. Strategica also has agreed to hold confidential and not release to third parties any and all secret, confidential, or proprietary information, knowledge, or data relating to the Company and its businesses acquired by Strategica during its consulting to or affiliation with the Company. Effective as of the Effective Time, Strategica, on the one hand, and the Company and the Parent, on the other hand, will release each other from claims and actions relating to the Strategica Agreements and events occurring prior to May 28, 1996.

    The Cancellation Agreement requires the Parent to pay Strategica 80% of the amount due under the Merger Agreement in respect of its Series Q Warrants as promptly as practicable after Shares are purchased in the Offer and to pay the remaining 20% of such amounts on the earlier of the Effective Time and 60 days after Shares are purchased in the Offer. In addition, the Parent has agreed to pay or cause the Company to pay all amounts owed to Strategica under Strategica's credit agreement with the Company (which amounts currently are $1,810,000 plus accrued interest) on the earlier of the Effective Time and 60 days after Shares are purchased in the Offer.

    The Cancellation Agreement terminates if the Merger Agreement is terminated. It also is terminable in Strategica's discretion if the Offeror has not purchased Shares pursuant to the Offer within sixty days after commencement of the Offer if no Acquisition Proposal has been made by a third party or, if an Acquisition Proposal has been made by a third party, November 15, 1996.

  The Interim Credit Agreement.

    The Company and the Parent have entered into a Credit Agreement dated as of May 28, 1996 (the "Interim Credit Agreement") pursuant to which the Parent has agreed to make loans to the Company of (i) up to $100,000 for each thirty-day period following the date of the Interim Credit Agreement (up to a maximum of $300,000 unless Shares are purchased pursuant to the Offer, in which case, additional amounts agreed to be reasonably necessary to fund the operations of the Company pending consummation of the Merger shall be provided) in order to fund the Company's operations consistent with past practice, (ii) up to $100,000 to pay the fees of the Company's financial advisor in connection with the Merger Agreement, and (iii) up to $50,000 for any legal fees incurred in connection with any litigation which might arise relating to the transactions contemplated by the Merger Agreement. Loans under the Interim Credit Agreement shall bear interest at an annual rate of 10%. Loans are secured by all of the Company's inventory and equipment and certain other assets. Upon termination of the Merger Agreement (1) by the Parent or the Company pursuant to their rights described under the "Termination by the Parent or the Company" in the description of the Merger Agreement herein by reason of the failure of a condition of the Offer given in clauses (f) or (g) of Section 15 of the Offer;
(2) by the Company pursuant to its rights described in clause (b) of the "Termination by the Company" portion of the description of the Merger Agreement herein; (3) by the Parent pursuant to its rights described in the "Termination by the Parent" portion of the description of the Merger Agreement herein; or (4) as a result of the failure to satisfy the Minimum Condition to the Offer or either of clauses (a) or (b) in the "Conditions Precedent to the Merger" portion of the description of the Merger Agreement herein following an Acquisition Proposal by a third party, the Parent's commitment to make the loans terminates and the loans, plus accrued but unpaid interest thereon, become immediately due and payable. If the Merger Agreement is terminated for any reason other than (i) as set forth in the preceding sentence or (ii) by the Company pursuant to its rights described in clause (c) or (d) of the "Termination by the Company" portion of the description of the Merger Agreement herein, then the Parent's commitment to make loans terminates and all outstanding principal amounts of the loans, plus all accrued but unpaid interest thereon, become immediately due and payable within thirty days after such event and the Company may satisfy its payment obligations through the delivery of inventory to the Parent in accordance with the distribution agreement between the Parent and the Company valued in accordance with that agreement. If the Merger Agreement is terminated by the Company pursuant to its rights described in clause (c) or (d) in the "Termination by the Company" portion of the description of the Merger Agreement, then the Parent's commitment to make loans terminates and without any action by the parties to the Interim Credit Agreement all principal amounts of the loans, plus accrued plus unpaid interest thereon, shall be forgiven by the Parent and the Company will have no obligation to make any payments to the Parent in respect thereof.

    The Interim Credit Agreement also contains representations, warranties and covenants by the Company which are customary in agreements of this type.

  The Subordination Agreement.

    Leroy Meshel, M.D. ("Meshel"), an individual who has loaned the Company $300,000, and Strategica (together with Meshel, the "Subordinating Creditors"), the Company and the Parent have entered into a Subordination Agreement dated as of May 28, 1996 (the "Subordination Agreement"). In connection with his execution of the Subordination Agreement, the Company has agreed to pay Meshel $12,500.

    Pursuant to the Subordination Agreement, the Subordinating Creditors have agreed not to ask for, demand, sue for, take, or receive from the Company, or from any successor or assign of the Company or from any entity acting on behalf of or for the benefit of the Company, by payment, judgment, setoff or in any other manner, and the Company will not pay, or make any payment in respect of, the whole or any part of the indebtedness owed by it unless and until all obligations, liabilities, and indebtedness of the Company to the Parent pursuant to the Interim Credit Agreement, up to $500,000 have been paid (all such obligations, indebtedness and liabilities of the Company to the Parent are hereinafter referred to as the "Liabilities"). All rights, liens, and security interests of each of the Subordinating Creditors in any asset of the Company or any other assets securing the indebtedness owed to it will be and are subordinated to the rights and interests of the Parent in those assets. Neither Subordinating Creditor will have nor exercise any right to possession of any such asset or to foreclose upon any such asset, whether by judicial action or otherwise, unless and until all of the Liabilities up to $500,000 will have been fully paid. Without limiting the foregoing, each of the Subordinating Creditors has consented to the Company entering into a security agreement with the Parent pursuant to which a security interest in certain of the Company's assets has been granted to the Parent to secure borrowings made under the Interim Credit Agreement and the Subordinating Creditors agree that such security interest shall be senior and prior to any security interest the Subordinating Creditors have in such assets. Should any payment or distribution or security or instrument be received by any Subordinating Creditor with respect to the indebtedness prior to the payment of all of the Liabilities up to $500,000, such Subordinating Creditor will receive and hold the same in trust, for the benefit of the Parent and shall deliver the same to the Parent in precisely the form received (except for endorsement or assignment where necessary), for application to payment or satisfaction of any of the Liabilities up to $500,000. As a result of the Subordination Agreement, in the event of any distribution of the assets or readjustment of the obligations and indebtedness of the Company, whether by reason of liquidation, bankruptcy, reorganization, receivership, assignment for the benefit of creditors or any action or proceeding involving the readjustment of all or any of the indebtedness hereby subordinated, the Parent shall be entitled to receive payment in full of the Liabilities up to $500,000 prior to any payments to the Subordinating Creditors.

ACTUAL OR POTENTIAL CONFLICTS.

  Pre-Existing Agreements With Mr. Haglund or His Affiliate.

    Pursuant to an employment agreement (the "Employment Agreement"), Mr. Jon Haglund commenced service with the Company as its Chief Executive Officer effective September 1, 1995. The Employment Agreement is for a period of two years and three months ending October 31, 1997, and is to be renewed automatically at the end of each term for an ensuing two year period without written notification from the Company of its intent to cancel prior to 90 days of the end of each such term. Mr. Haglund is to receive an annual salary of $165,000 and other benefits made generally available to the Company's management personnel, and the Company agreed to pay for the relocation of Mr. Haglund from his current home in Shrewsbury, Massachusetts to South Florida. Mr. Haglund also serves as a director of the Company.

    The Employment Agreement provides that upon termination of employment at his election during a thirty day period commencing one year after a Change in Control of the Company, and with thirty days notice to the Company, the Company shall pay him, in addition to his base salary, benefits, incentives and any other compensation owed by the Company to him through the date his employment is terminated, a lump-sum cash payment equal to twelve months of his yearly base salary at that time. A "Change in Control" of the Company is defined as a change in 50% or more of the ownership of the Company's outstanding voting stock following the date of the Employment Agreement.

    Prior to formally joining the Company, Mr. Haglund provided certain consulting services to the Company through JEH Group, Inc., an affiliated company of Mr. Haglund's, in consideration of warrants to acquire 75,000 shares of Common Stock at a price of $1.14 per share effective September 1, 1995. The closing price of the Common Stock on September 1, 1995 as quoted by NASDAQ was $1.125 per share. Because such warrants would otherwise survive as an obligation of the Company following the Merger, the Merger Agreement provides that such warrants will be cancelled in exchange for a payment to JEH Group, Inc. of $7,500. See "The Merger Agreement and Related Agreements--The Merger Agreement--Company Stock Options."

  The Termination Agreement.

    In connection with the Merger Agreement, the Company and Mr. Haglund have entered into a Termination Agreement dated as of May 28, 1996 (the "Termination Agreement") pursuant to which

Mr. Haglund and the Company have agreed to terminate the Employment Agreement effective as of the Effective Time, and Mr. Haglund has agreed that as of the Effective Time he is resigning as an officer, director and employee of the Company. In consideration for the termination of the Employment Agreement and in full satisfaction of the Company's obligations thereunder, the Company has agreed to pay Mr. Haglund $400,000 on the Effective Time.

    Pursuant to the Termination Agreement, for a period of 90 days after the Effective Time, Mr. Haglund will act as a consultant to the Company. Upon completion of the 90-day period, the Company will pay Mr. Haglund $151,469. During such 90-day period, the Company will reimburse Mr. Haglund for all reasonable out-of-pocket expenses incurred by Mr. Haglund in connection with providing services to the Company which are requested by the Company. Mr. Haglund also has agreed that he will not engage in certain activities competitive with the business of the Company for a period of two years after the Effective Time. He also has agreed to hold confidential and not release to third parties any secret, confidential, or proprietary information, knowledge, or data relating to the Company and its businesses acquired by him during his employment by or affiliation with the Company.

    Mr. Haglund and the Company have released each other from claims arising out of, relating to, or in connection with the Employment Agreement, Mr. Haglund's service as an officer, director and employee of the Company, the termination of Mr. Haglund's employment relationship with the Company and all actions prior to the date of the Termination Agreement, except for claims relating to the Termination Agreement or the Merger Agreement. The Termination Agreement terminates if the Merger Agreement is terminated.

  Certain Pre-Existing Agreements With Other Directors or Executive Officers.

    Pursuant to an employment agreement dated September 1, 1995, Mr. Philip G. Heinemann serves as the Company's Vice President, Chief Financial Officer, Secretary and Treasurer. The term of the agreement is for two years and three months and may be renewed for ensuing two year terms. Mr. Heinemann receives an annual salary of $80,000 and other benefits made generally available to the Company's executives. The employment agreement with Mr. Heinemann provides that upon termination of employment at his election during a thirty day period commencing one year after a Change in Control of the Company, and with thirty days notice to the Company, the Company shall pay him, in addition to his base salary, benefits, incentives and any other compensation owed by the Company to him through the date his employment is terminated, a lump-sum cash payment equal to six months of his yearly base salary at that time.

    The Company entered into an employment agreement with Don H. Rotenberg, Ph.D. effective January 1, 1994, for his services as Vice President, Research and Development. The agreement is for a period of six years and will be automatically extended annually without prior written notification by either party to cancel. Dr. Rotenberg is required to work a minimum of twenty-six weeks per year and will be compensated at a rate of $2,000 per week worked, plus other benefits made generally available to the Company's management. Dr. Rotenberg also serves as a director of the Company.

    F. Dow Smith, Ph. D., a director of the Company, serves as a technical consultant in the area of optics, specifically relating to the research and development associated with the Company's products. Pursuant to a verbal agreement with the Company, he receives a $10,000 annual retainer for periodic telephone consultation. Additionally, he receives $400 for each day he devotes to specific tasks requested by the Company.

    Pursuant to a consulting agreement, the Company engaged Malcolm M. Walker as a consultant for a term of two years beginning March 18, 1996. For his services, Mr. Walker receives a monthly fee of $4,062.50 and payment of his group health premium. Mr. Walker also serves as a director of the Company.

    Pursuant to the Merger Agreement, the Parent will assume and agrees to honor the existing agreements with Mr. Heinemann, Dr. Rotenberg, Dr. Smith, and Mr. Walker.

  Stock Option Plans.

    The Company's Board of Directors (the "Board") has adopted the 1986 Stock Option Plan and the 1994 Consultants and Directors Stock Option Plan. There are currently outstanding under these plans options to purchase in the aggregate 196,800 shares of Common Stock at $.65 per share and options to purchase in the aggregate 2,920 shares of Common Stock at prices ranging from $1.14 per share to $5.63 per share. In addition, there are currently outstanding under employment agreements options to purchase in the aggregate 777,215 shares of Common Stock at $.65 per share.

    Mr. Haglund, Mr. Heinemann, Dr. Rotenberg, Dr. Smith and Mr. Walker hold vested and unvested options to purchase 505,190, 169,443, 30,000, 23,000 and 206,582 shares of Common Stock, respectively, exercisable at $.65 per share. Pursuant to the terms of the Merger Agreement, they have agreed that at the Effective Time all such options, whether vested or not, will be cancelled in exchange for $.49 per share. See "The Merger Agreement and Related Agreements--The Merger Agreement-- Company Stock Options."

  Indemnification.

    The Company's Articles of Incorporation and By-Laws provide for the indemnification of the Company's directors and officers to the fullest extent permitted by the Act. Under the Merger Agreement, the Parent agrees to cause the Surviving Corporation to continue such indemnification and guaranties such obligations of the Surviving Corporation to the directors for a period of two years.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(A) RECOMMENDATION OF THE BOARD.

    The Board has unanimously determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and the holders of the Series A Preferred, Series B Preferred and Common Stock and recommends that the Company's shareholders accept the Offer and tender their Shares and approve the Merger and the Merger Agreement.

    A copy of the press release announcing the Merger Agreement is filed herewith as Exhibit 2.

(B) BACKGROUND AND REASONS FOR THE BOARD'S RECOMMENDATION.

  Background with Respect to the Company and its Operations.

    Since completing its first major product line in 1990, the Company has been unable to achieve profitable sales levels. Although sales increased in the succeeding years, the loss of Essilor as a major distributor in 1993 and a change in merchandising in 1994 by NVA, the Company's largest customer at the time, resulted in a substantial decrease in sales during 1994. The loss of sales to these customers has had a material adverse effect on the Company's operating results and cash flow.

    In March 1995, the Company entered into a global marketing and distribution agreement with the Parent (Sola International Inc.) for existing polycarbonate lens designs produced by the Company (the "Distribution Agreement"). Shipments to the Parent under the Distribution Agreement began in March 1995, and the sale of the Company's products by the Parent to its customers began in May 1995. Sales to the Parent amounted to 63% of the Company's total sales during the three months ended January 1996. The Distribution Agreement expires on September 30, 1996. The Company has engaged in discussions with the Parent with respect to the Parent's option to enter into a two-year exclusive arrangement as provided for in the Distribution Agreement or otherwise extending or renewing the Distribution Agreement, but the Parent has declined to commit to exercise its option or to enter into any extension or renewal of the Distribution Agreement at this time. The loss of the Parent as a customer, in whole or in part, as a result of the failure to renew or extend the Distribution Agreement or otherwise, would have a material adverse impact on the Company, unless the Company was able to obtain a similar agreement or arrangement with another established lens manufacturer and distributor in a relatively short period of time. No assurance can be given that such an agreement could be reached.

    As the Company has previously disclosed, during the last two years the Company has been engaged in an effort to obtain long-term debt or equity financing in an amount sufficient to fund (i) increased marketing of its existing products, (ii) capital expenditures and development costs to expand its product line and (iii) operating deficits projected to occur before profitable sales levels can be achieved.

    In August 1994, the Company entered into a non-binding letter of intent with Sterling Vision, Inc. ("Sterling") which provided for a transaction in which Sterling would have been merged with the Company and Sterling's shareholders would have received preferred stock convertible into approximately 69% of the Common Stock on a fully diluted basis. Subsequently, Sterling's representatives informed the Company that they proposed to value the Company at $8.0 million and that, based upon their view as to the relative valuations of Sterling and the Company, Sterling's shareholders would be entitled to a significantly greater percentage of the Company's common stock. The Company and Sterling failed to reach agreement as to their relative valuations, and in June 1995 discussions with Sterling were terminated.

    Since the termination of discussions with Sterling, the Company's management has approached a number of companies engaged in businesses similar or related to that of the Company to discuss the possibility of entering into a merger, sale of assets, joint venture or other similar extraordinary transaction with the Company and provided confidential information with respect to the Company's business and finances to certain of these companies. These discussions did not lead to any transactions.

    In view of the Company's increasingly difficult financial position, the Company in August 1995 reached an agreement in principle with Strategica, whereby Strategica would provide the Company with a two-year secured revolving line of credit in the amount of $1.3 million pursuant to a Credit and Loan Agreement (the "Credit Agreement"). However, delays in consummating the Credit Agreement caused the Company to agree with the Parent to postpone the scheduled increase in the Parent's minimum purchase obligations as specified in the Distribution Agreement for a period of three months, which resulted in higher than projected operating losses for the Company during such time.

    In October 1995, after extended negotiations, the Company entered into the Credit Agreement with Strategica. The Credit Agreement provided for a two-year collateralized revolving line of credit. Borrowings under the Credit Agreement were allowed to the extent of defined ratios of the Company's accounts receivable and finished inventory up to a maximum of $1.3 million. In connection with entering into the Credit Agreement, the Company granted to Strategica Series N Warrants to purchase up to approximately 1.95 million shares of the Common Stock and entered into a consulting agreement pursuant to which it is obligated to pay Strategica certain fees.

    The Company was unable to borrow the full amount otherwise available under the Credit Agreement due to the Company's failure to meet the Credit Agreement's required ratios. Cash flow projections indicated a short-term need for additional financing in a minimum amount of $500,000 over and above the unfunded balance of the Credit Agreement. The Company sought such additional financing from several sources, including the exercise of its outstanding Series G, H, I and J Warrants at a substantial discount from market for a three week period ended December 7, 1995, but none of these warrants were exercised, and the Company was not able to obtain any new sources of financing.

    On December 21, 1995, the Company and Strategica executed an amendment to the Credit Agreement which allowed the Company to borrow a total of $300,000 in excess of the stated borrowing limitations under the Credit Agreement in order to repay the Company's note payable to Eastlake Securities, Inc. In connection with entering into the amendment, the Company granted to Strategica Series P Warrants to purchase up to approximately 369,000 shares of the Common Stock and entered into an advisory agreement pursuant to which it is obligated to pay Strategica certain fees.

    As of January 31, 1996, the Company had borrowed $1.066 million under the Credit Agreement. In February 1996, the Company and Strategica executed a further amendment to the Credit Agreement pursuant to which the amount available under the Credit Agreement was increased by $510,000, Strategica granted the Company a temporary waiver through April 30, 1996 of the borrowing limitations provided in the Credit Agreement and Strategica advanced an additional $234,000 to the Company. In consideration of these amendments, the advance and the surrender of the Series N and Series P Warrants, the Company issued to Strategica Series Q Warrants to purchase approximately 8.8 million shares of the Common Stock for $0.65 per share (110% of the market price on the date of the grant). The Series Q Warrants, if substantially exercised, would have allowed Strategica to purchase a controlling interest in the Company. Only 200,000 shares, however, were reserved or available for issuance upon the exercise of the Series Q Warrants. On March 1, 1996, an additional amendment to the Credit Agreement was entered, which further increased the amount available under the Credit Agreement to $1.81 million and provided a further temporary waiver of the borrowing limitations in the Credit Agreement.

    The Company was not able to increase its aggregate accounts receivable and inventory values by an amount sufficient to achieve compliance with the borrowing limitations by April 30, 1996, and therefore the Company is in default under the Credit Agreement. If the Offer is not accepted by the Company's shareholders, the Company will be compelled to negotiate a further waiver of the borrowing limitations from Strategica and to seek additional financing from Strategica or seek replacement financing or additional financing (which could not be obtained without Strategica's consent). Strategica has no obligation to grant any further waivers, to provide additional financing or to consent to any additional financing. Other than the interim financing being furnished by the Parent in connection with the Offer, the Company has no agreements, arrangements, understandings or other prospects for additional financing, and there is no assurance that any of the foregoing might be arranged. Further, any additional financing which the Company might arrange from Strategica or a third party is likely to be expensive to the Company and to result in additional dilution to the Company's shareholders.

    In connection with granting the Series Q Warrants to Strategica, the Company agreed to undertake to obtain the vote of its shareholders necessary to authorize additional Common Stock sufficient to permit the full exercise of the Series Q Warrants. The agreements entered into with Strategica provide that if the Company did not by May 8, 1996 obtain approval of its shareholders to increase its authorized Common Stock and reserve for issuance the balance of shares of Common Stock underlying the Series Q Warrants issued to Strategica, the Company will be in default of the Credit Agreement and will be subject to material financial penalties at Strategica's sole option. Although the Company prepared and filed with the Commission the proxy materials necessary to call and conduct the required shareholders meeting, pending the negotiations with respect to the Offer the Company did not call the meeting and did not obtain such approval by such date. Accordingly the Company currently is subject to such default and penalties. Upon default under the Credit Agreement, Strategica may declare all of the outstanding principal balance plus any accrued interest immediately due and payable and commence to foreclose on all of the assets of the Company, including its patents. Pending the completion of the Offer, Strategica has agreed not to declare such default or to seek any of the penalties referred to above.

    The report of the Company's independent certified public accountants relating to the Company's financial statements for the year ended October 31, 1995 contained an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern. In view of the foregoing matters, in the absence of the completion of the Offer, there is substantial doubt as to the Company's ability to continue as a going concern.

    If the Offer is not completed and assuming that purchases of the Company's products by the Parent or some other entity remain at a level consistent with the Parent's minimum purchase obligation under the Distribution Agreement, the Company estimates that it would require financing of approximately $2 million to fund (i) increased marketing of its existing products, (ii) capital expenditures and development costs to expand its product line, (iii) operating deficits projected to occur before profitable sales levels can be achieved and (iv) costs associated with the Offer. In connection with obtaining such financing, the Company would have to obtain financing sufficient to replace the financing obtained from the Parent and would have to replace the financing obtained from Strategica or negotiate the resolution of the defaults under the agreements with Strategica. In addition, the Company would have to negotiate the extension or renewal of the Distribution Agreement or obtain a similar agreement or arrangement with another established lens distributor. There is substantial doubt as to whether the Company could achieve all of the foregoing, and even if it were to do so, it is likely that any such resolution would be expensive to the Company and result in additional dilution to the Company's shareholders. The Board believes that the foregoing possibilities are less favorable than the Offer and are likely to result in the Company's shareholders receiving less value than the amount represented by the Offer.

  Background with Respect to the Transaction.

    In December 1995, representatives of the Company raised with the Parent the possibility of the Parent obtaining an equity interest in the Company. In late February 1996, Mr. John Heine, the Parent's chief executive officer, invited Mr. Jon Haglund, the Company's chief executive officer, to the Parent's offices in Menlo Park to discuss the future of the Company. Mr. Haglund met with Mr. Heine and explored the possibility of an extraordinary transaction between the Parent and the Company, but no agreements, arrangements or understandings were reached with the Parent. On February 28, 1996, Mr. Heine informed Mr. Haglund that the Parent was interested in acquiring the Company and proposed that the Parent send a team to conduct due diligence with respect to the Company's business and finances. Mr. Haglund agreed to the proposal.

    During March 1996, the Parent and its representatives conducted an extensive due diligence investigation of the Company's business, operations, facility and finances. In late March 1996, representatives of the Company and a representative of Strategica met with Mr. Heine and other representatives of the Parent to discuss the possible structure of an acquisition of the Company by the Parent.

    In mid April 1996, Mr. Haglund and a representative of Strategica met with representatives of the Parent to discuss the Parent's initial proposal for the terms of an acquisition of the Company by the Parent. After further negotiation in April and May, the Parent and the Company agreed to terms substantially similar to the Offer, and representatives of the Company, the Parent and Strategica entered into a series of discussions and negotiations with respect to the terms of the proposed transaction. During the period of these negotiations, the Company's directors were periodically informally advised of the developing terms of the proposal.

    On May 17, 1996, documents reflecting substantially all of the terms of a proposed acquisition of the Company by the Parent and certain written analyses prepared by the Company's financial advisor, Furman Selz LLC, regarding the financial terms of the Offer were distributed to the Company's directors.

    On May 20, 1996, the members of the Board met informally to discuss the continuing negotiations and current terms of the proposed acquisition.

    On May 21, 1996, the Board held a special meeting to consider the acquisition proposal submitted by the Parent. All of the Company's directors participated in the meeting, and pursuant to rights under the Credit Agreement, representatives of Strategica also participated in the meeting. At the meeting, the Board reviewed the Offer with the Company's executive officers, legal counsel and representatives of Furman Selz LLC. The Board heard presentations by its legal counsel with respect to the terms of the proposed Offer and by representatives of Furman Selz LLC with respect to the financial terms of the proposed Offer. At the conclusion of their presentation, representatives of Furman Selz LLC delivered their oral opinion to the Board (subsequently confirmed in writing) that, as of such date, the consideration proposed to be received in cash by the holders of the Series A Preferred, Series B Preferred and Common Stock in the Offer and in the Merger is fair to the holders of the Series A Preferred, Series B Preferred and Common Stock from a financial point of view. See Item 5, "Persons Retained, Employed or to be Compensated."

    Based upon such discussions, presentations and opinion, the Board (i) approved the Offer, the Merger and the signing of the Merger Agreement substantially in the form presented to it and (ii) recommended that the Company's shareholders accept the Offer and tender their Shares and approve the Merger and the Merger Agreement. The foregoing actions were adopted subject to the satisfactory resolution of certain issues pertaining to the Credit Agreement, including, among other things, the relative priority of security interests granted to the Parent under the terms of its interim loan to the Company during the pendency of the Offer and security interests granted to Strategica under the terms of the Credit Agreement, the timing of the repayment of the Credit Agreement and the timing of the payment for the cancellation of certain other rights of Strategica in connection with the completion of the Offer.

    Between May 21, 1996 and May 28, 1996 negotiations continued with respect to the foregoing matters concerning Strategica and the Parent. On May 28, 1996, Strategica and the Parent advised the Company that they had reached agreement on the foregoing matters. The terms agreed to by Strategica and the Parent were within the parameters previously approved by the Board, and accordingly on May 29, 1996 representatives of the Company and the Parent signed the Merger Agreement.

  Factors Considered by the Board in Approving the Offer.

    In approving the Offer, the Merger and the Merger Agreement and recommending that the Company's shareholders accept the Offer and tender their Shares and approve the Merger and the Merger Agreement, the Board considered a number of factors, including:

    1. The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement, including the fact that the Offer provides for a cash tender offer for all outstanding Series A Preferred, Series B Preferred and Common Stock to be commenced within five business days of the public announcement of the Merger Agreement to be followed as promptly as practical by the Merger for the same consideration, thereby enabling the Company's shareholders to obtain cash for their Shares at the earliest possible time.

    2. The presentation of Furman Selz LLC at the May 21, 1996 Board meeting and the opinion of Furman Selz LLC (the "Opinion") to the effect that, as of the date of the Opinion and based upon and subject to certain matters stated therein, the consideration to be received by the holders of the Series A Preferred, Series B Preferred and Common Stock in the Offer and the Merger is fair from a financial point of view to such holders. The Board noted that many of the analyses presented assumed that the Distribution Agreement with the Parent was renewed or extended and that without this assumption the value of the Company indicated by those analyses would be lower. The full text of the Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Furman Selz LLC, is attached hereto as Exhibit 3 and is incorporated herein by reference. Shareholders are urged to read the Opinion carefully in its entirety. See also Item 5, "Persons Retained, Employed or to be Compensated."

    3. The unsuccessful efforts over the last two years to interest any other company in entering into an extraordinary transaction with the Company, including the unsuccessful effort to negotiate a merger with Sterling, the rejection of the Company's overtures by numerous other persons in businesses similar or related to the Company's business, and the unlikelihood that any other person would submit an acquisition proposal to the Company.

    4. The business relationship between the Company and the Parent and the resulting compatibility of the business and operations of the Company and the Parent.

    5. The limited remaining term of the Distribution Agreement, the uncertainties with respect to its extension or renewal and the difficulties and expenses likely to be associated with obtaining an agreement with a new distributor.

    6. The inadequate financial resources available to the Company, the uncertainties with respect to obtaining additional financing and the expenses and shareholder dilution likely to be associated with obtaining additional financing.

    7. The Company's financial condition, results of operations, competitive position, business and prospects.

    8. The going concern value of the Company (the Board did not consider the liquidation of the Company as a viable course of action and therefore did not obtain appraisals or liquidation values for the purposes of evaluating the Offer and the Merger).

    9. The familiarity of the Board with the participants and circumstances of the industry in which the Company operates.

    10. The agreement of the holder of the Series B Preferred to tender such shares in the Offer.

    11. The willingness of the Parent to provide interim financing pending the completion of the Offer.

    12. The recent market price of, and recent trading in, the Common Stock which has averaged approximately $.90 per share over the past six months, the limited liquidity of the Common Stock and the volatility of the trading price of the Common Stock.

    The Board did not assign relative weights to the factors. The Board based their determination and recommendation on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company and Furman Selz LLC entered into an agreement dated May 3, 1996, pursuant to which Furman Selz LLC was retained to prepare a fairness opinion as to the consideration to be paid by the Parent pursuant to the Merger Agreement. Under the agreement, Furman Selz is to receive from the Company for its services a fee of $200,000 together with reimbursement of its reasonable out-of-pocket expenses. The Company also agreed to indemnify Furman Selz LLC for liabilities related to its providing services to the Company under the agreement absent bad faith or gross negligence of Furman Selz LLC.

    The Company is aware that Furman Selz LLC has from time to time provided investment banking services to AEA Investors, Inc. ("AEA") and its portfolio companies. Prior to the Parent's March 1995 initial public offering, AEA and its senior management owned all of the voting common stock of the Parent's former corporate parent. Currently AEA owns less than 3% of the common stock of the Parent.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) On April 16, 1996, Mr. Philip Heinemann, the Company's Chief Financial Officer, sold 3,000 shares of Common Stock in open market transactions for approximately $1.80 per share.

    (b) Dr. Smith is the only director or executive officer of the Company who own Common Stock, Series A Preferred or Series B Preferred. Dr. Smith has informed the Company that he intends to tender all of his Shares in response to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in Item 3 above, no negotiation is being undertaken or is underway by the Company in response to the Offer.

    (b) Except as set forth in Item 3 above, no transaction, board resolution agreement in principal or signed contract relating to an extraordinary transaction, transfer of material assets, acquisition of securities or material change in capitalization or dividend policy has been adopted or entered into by the Company or Board in response to the Offer.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    1. Agreement and Plan of Merger, dated as of May 28, 1996, among the Parent, the Offeror and the Company.*

    2. Press Release issued by the Parent and the Company on May 30, 1996.*

    3. Opinion of Furman Selz LLC.**

    4. Preferred and Common Stock Agreement, dated as of May 28, 1996, between the Parent and Norman Davidson.*

    5. Option Agreement dated as of May 28, 1996, between the Company and the Parent.*

    6. Cancellation Agreement, dated as of May 28, 1996, between the Company and Strategica Capital Corporation d/b/a Strategica Group.*

    7. Termination Agreement, dated as of May 28, 1996, between the Company and Jon E. Haglund.*

    8. Credit Agreement, dated as of May 28, 1996, between the Parent as the Lender and the Company as the Borrower.*

    9. Security Agreement, dated as of May 28, 1996, between the Company as the Grantor and the Parent as the Lender.*

    10. Subordination Agreement, dated as of May 28, 1996, among Leroy Meshel, M.D. and Strategica Capital Corporation d/b/a Strategica Group as the Subordinating Creditors, the Company as Borrower, and the Parent as the Lender.*

    11. Company Letter to Shareholders dated June 5, 1996.**

- -------------------

 * Incorporated by reference to the corresponding exhibit included in the
   Schedule 14D-1 dated June 5, 1996, filed by Sola International Inc. and Sola Acquisition Corp. with the Securities and Exchange Commission.

** Copy attached hereto.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NEOLENS, INC.
                                          By:   /s/ JON E. HAGLUND
                                              ..................................

                                              Name: Jon E. Haglund
                                              Chairman and Chief Executive
                                              Officer

                                          Dated:             June 5, 1996
                                                 ...............................

                                                                      SCHEDULE I

                                 NEOLENS, INC.
                              18963 N.E. 4TH COURT
                                MIAMI, FL 33179

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about June 5, 1996, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). You are receiving this Information Statement in connection with the possible election of persons designated by the Parent to a majority of seats on the Company's Board of Directors (the "Purchaser Designees"). The Merger Agreement requires the Company to take all action necessary to cause the Purchaser Designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

    The Offer commenced on June 5, 1996 and is scheduled to expire on July 2, 1996.

    The information contained in this Information Statement concerning the Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information. Certain capitalized terms used but not defined in this Information Statement have the meanings ascribed to them in the Schedule 14D-9.

                   GENERAL INFORMATION REGARDING THE COMPANY

    As of the close of business on May 24, 1996, there were 6,625,306 shares of Common Stock issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of directors, each share of which entitles its record holder to one vote. The Board is currently set at five members, with one vacant position. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

                            DESIGNATION OF DIRECTORS

    The Merger Agreement provides that promptly upon the purchase of shares of Common Stock pursuant to the Offer, the Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give the Parent, subject to compliance with Section 14(f) of the Securities Exchange Act, representation on the Board equal to the product of (a) the total number of directors on the Board and (b) the percentage that the number of shares of Common Stock purchased by the Parent bears to the number of shares of Common Stock outstanding, and the Company shall, upon request by the Parent, promptly increase the size of the Board and/or exercise its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable the Purchaser Designees to be elected to the Board and shall cause the Designees to be so elected.

    It is expected that the Purchaser Designees may assume office at any time following the purchase by the Parent of a majority of the outstanding Shares on a fully diluted basis pursuant to the terms of the Offer, which purchase cannot be earlier than July 3, 1996, and that, upon assuming office, the Purchaser Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

                              PURCHASER DESIGNEES

    The Purchaser has informed the Company that the Purchaser will choose the Purchaser Designees from among the directors and officers of Parent listed in Annex I of the Offer, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9. The names and certain biographical information concerning the Purchaser Designees are set forth below. Unless otherwise indicated, the current business address of each such person is 2420 Sand Hill Road, Menlo Park, California 94025, each such person is a citizen of the United States of America, and each occupation set forth opposite an individual's name refers to employment with the Parent.

    Irving S. Shapiro has been Chairman of the Board of the Parent since December 1994. Mr. Shapiro is Of Counsel to Skadden, Arps, Slate, Meagher & Flom. He was Chairman and Chief Executive Officer of E.I. du Pont de Nemours and Company from 1974 to 1981. He has been Chairman of the Board of the Howard Hughes Medical Institute since 1990 and is a director of J.P. Morgan Florida Federal Savings Bank and Pediatric Service Company of America. Mr. Shapiro's business address is Skadden, Arps, Slate, Meagher and Flom, One Rodney Square, P.O. Box 636, Wilmington, DE 19899.

    Douglas D. Danforth has been a director of the Parent since December 1994. He was Chairman and Chief Executive Officer of Westinghouse Corporation from 1983 to 1987. He is a director of Travelers, Inc. Mr. Danforth's business address is Executive Associates, One PPG Place, #2210, Pittsburgh, PA 15222.

    Hamish Maxwell has been a director of the Parent since December 1994. Mr. Maxwell was Chairman of the Executive Committee of the Board of Directors of Philip Morris Companies, Inc. from September 1991 through April 1995 and was Chairman and Chief Executive Officer of such company from 1984 to 1991. He is a director of Bankers Trust Company, Bankers Trust New York Corporation and The News Corporation Limited. Mr. Maxwell's business address is Philip Morris Companies, Inc., 120 Park Avenue, New York, NY 10017.

    Ruben F. Mettler has been a director of the Parent since December 1994. He was Chairman and Chief Executive Officer of TRW Inc. from 1977 to 1988. Mr. Mettler's business address is 11150 Santa Monica Blvd., #1230, Los Angeles, CA 90025.

    Laurence Za Yu Moh has been a director of the Parent since December 1994. He is Chairman Emeritus of Universal Furniture Limited, which he founded in 1959. In addition, Mr. Moh is a director of Stimsonite Corp. Mr. Moh is a citizen of Singapore, and his business address is 15 Bin Tong Park, Singapore 1026.

    Jackson L. Schultz has been a director of the Parent since November 1995. Mr. Schultz joined Wells Fargo Bank in 1970, retiring in 1990 as Senior Vice-President responsible for Public and Governmental Affairs. Mr. Schultz remains a consultant to the bank. Mr. Schultz is also a director of Cooper Development Company. Mr. Schultz's business address is 1780 Manor Drive, Hillsborough, CA 94010.

    John E. Heine has served as Chief Executive Officer and President of the Parent since November 1981 and served as Chairman of the Board of the Parent from September 1993 to December 1994. Mr. Heine joined the Parent in 1981 as Managing Director of Sola International Holdings, Ltd. and previously held general management positions with Southern Farmers Holdings, Ltd. in Adelaide and J.J. Heinz in Melbourne, Australia. Mr. Heine is a citizen of Australia.

    James H. Cox was appointed Vice President, Assistant Secretary and Assistant Treasurer of the Parent in September 1993 and President of Sola Optical USA, the Parent's North American eyeglass lens business in 1991. He joined the Parent as Vice President, Manufacturing in 1985. Mr. Cox was formerly Executive Vice President of Operations with Bausch & Lomb's Consumer Products Division. Mr. Cox's business address is Sola Optical USA, 1500 Cader Lane, Petaluma, CA 94954.

    Ian S. Gillies was appointed Vice President, Finance, Chief Financial Officer and Treasurer of the Parent in 1991, having previously held the positions of Regional Director of the Parent's European operations and Managing Director of Pilkington Ophthalmic Products. Mr. Gillies joined Pilkington in 1966. Mr. Gillies was elected to the position of Secretary of the Parent in September of 1995. Mr. Gillies is a citizen of the United Kingdom.

    Stephen J. Lee was appointed Vice President, Human Resources of the Parent in 1988 and was formerly Director of Personnel for Pilkington's Ophthalmic and Insulation Divisions. Mr. Lee joined the Pilkington Group in 1974. Mr. Lee is a citizen of the United Kingdom.

    Barry J. Packham joined the Parent as Vice President, Manufacturing Development in February 1993. Mr. Packham was Managing Director of Ceramic Fuel Cells Ltd., a research and development joint venture consortium in Melbourne, Australia, from 1991 to 1993 and formerly held manufacturing and general management positions with Kodak and Leigh-Mardon Pty. Ltd. Mr. Packham is a citizen of Australia. Mr. Packham's business address is Sola Optical Australia, Group Manufacturing Development, Sherriffs Road, Lonsdale SA 5160, Australia.

    Colin M. Perrott is the Parent's Vice President of Technology and Development. Dr. Perrott joined the Parent in 1984 and was formerly Officer in Charge of the Commonwealth Scientific and Industrial Research Organization's Manufacturing Technology Unit in Adelaide, South Australia. Mr. Perrott is a citizen of Australia.

    John J. Bastian has served as Regional Director, Australia since 1987. Mr. Bastian joined the Parent in 1983 as Group General Manager, Marketing in Sola International Holdings, South Australia following a six-year career with PA Management Consultants. Mr. Bastian is a citizen of Australia, and his business address is Sola Optical Australia, Sherriffs Road, Lonsdale SA 5160, Australia.

    Bernard Freiwald has served as Vice President, Business Development since July 1994. He was formerly the Parent's Regional Director, Europe since 1991. Mr. Freiwald joined the Parent in 1977 as Vice President of Marketing and Sales in Sola Optical USA and was subsequently appointed Executive Vice President of Sola Optical USA in 1989.

    Theodore Gioia has served as Vice President, Strategic Planning since 1992. Mr. Gioia joined the Parent as Director of Strategic Planning in 1989, having sold the start-up recording company he founded in 1987. Mr. Gioia was previously a consultant with McKinsey & Company and the Boston Consulting Group.

    Owen W. Roe is the Parent's Regional Director, Asia. Mr. Roe joined the Parent as Management Accountant in Sola Optical Australia in 1976, becoming Group Financial Controller in 1983. Following a two-year assignment as Marketing Manager of the Parent's U.K. operations, Mr. Roe served as Group Human Resources Manager until he was appointed to his current position in 1988. Mr. Roe is a citizen of Australia, and his business address is Sola Asia Regional Office, Sherriffs Road, Lonsdale SA 5160, Australia.

    Aurelio F. deB. Seco has served as the Parent's Regional Director, South America since 1989. Mr. Seco joined the Parent in 1974 as chief engineer in the Parent's Brazilian factory, and was subsequently appointed the Chief Executive Officer of SOLA-Brazil. Mr. Seco is a citizen of Australia, and his business address is Sola South America Regional Office, Rua: Marie Gelli, 119, 25665-450 Petropolis RJ, Brazil.

    Mark T. Mackenzie was appointed Regional Director, Europe in April 1994. Mr. Mackenzie served as Group Marketing Director of Tarkett Pegulan AG, and as General Manager of the

Residential Flooring Division, based in Germany. He formerly held marketing and sales positions with Gillette, L'Oreal and Cadbury Schweppes. Mr. Mackenzie is a citizen of the United Kingdom, and his business address is Sola European Regional Office, Suite B, 18 Lion & Lamb Yard, Famham, Surrey GU9 7LL, United Kingdom.

    Alan S. Vaughan was appointed Vice President, Worldwide Rx Operations in June 1994, having previously served as European Manufacturing and Technical Director. Mr. Vaughan joined the Parent in 1978 as Managing Director of Sola ADC Lenses in Ireland. He was previously Director of Operations with Johnson & Johnson (Ireland). Mr. Vaughan is a citizen of the United Kingdom, and his business address is Sola Group Rx, Whitemill Industrial Estate, Wexford Town, Ireland.

                    CURRENT DIRECTORS AND EXECUTIVE OFFICERS

    The following persons are currently the Company's directors and executive officers. The current business address of each such person is 18963 N.E 4th Court, Miami, FL 33179. Unless otherwise indicated, each such person is a citizen of the United States of America, and each occupation set forth opposite an individual's name refers to employment with the Company.

    Jon E. Haglund, age 50, began his employment with the Company in September 1995 as Chief Executive Officer and was named Chairman of the Board in October 1995. Mr. Haglund has been the President of J.E.H. Group, Inc., an optical industry consulting company, since 1984. He served as Chairman of the Board of Eyeonics Corporation from 1993 to 1994, director of Tomey Corporation from 1993 to 1995, and director of Computer Lens Corporation from 1993 to 1995. Prior thereto, Mr. Haglund served as President of American Optical Corporation from 1987 to 1993.

    Malcolm M. Walker, age 58, has served as a director since April 30, 1990 and served as the Company's President and Chief Operating Officer from April 30, 1990 to March 18, 1996.

    F. Dow Smith, Ph.D., age 75, has been a director of and consultant to the Company since 1985. Dr. Smith has served as President of the New England College of Optometry in Boston, Massachusetts from 1979 through 1985, and as Vice President and Corporate Scientist of Itek Corporation, Lexington, Massachusetts during the years 1967 through 1974.

    Don H. Rotenberg, Ph.D., age 61, was appointed to the Board and commenced employment with the Company as Vice President, Research and Development in November 1993. Immediately prior thereto, Dr. Rotenberg had been advising the Company on a consulting basis. For the previous twenty-two years, he directed the research and development of two major manufacturers in the optical industry.

    Philip G. Heinemann, age 39, has been employed by the Company since September 1988 as Chief Financial Officer and was appointed Secretary and Treasurer in January 1989 and Vice President in February 1994.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information as of March 7, 1996 (the "Table Date"), with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to beneficially own more than five percent of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) the Chief Executive Officer and (iv) all directors and officers of the Company as a group.

                                                                  COMMON STOCK BENEFICIALLY OWNED(2)
                                                                 ------------------------------------
   NAME AND ADDRESS OF BENEFICIAL OWNER                          NUMBER OF SHARES    PERCENT OF TOTAL
- --------------------------------------------------------------   ----------------    ----------------
DIRECTORS AND OFFICERS(1)
  Jon E. Haglund..............................................         580,190(3)           9.5%
  F. Dow Smith, Ph.D..........................................           7,167(4)           0.1%
  Malcolm M. Walker...........................................         230,000(5)           4.0%
  Don H. Rotenberg, Ph.D......................................          10,000(6)           0.2%
  All directors and officers as a group (five persons)........       1,082,965(7)          16.4%
OTHERS:
  Norman J. Davidson..........................................         795,975(8)
    1800 N.E. 114 Street
    Miami, FL 33181                                                                        12.6%
  Murray Koppelman............................................         770,075(9)
    c/o Eastlake Securities, Inc.
    575 Lexington Ave., 7th Floor
    New York, NY 10022                                                                     12.2%
  Lensco Consulting, Inc.(10).................................         625,000(11)         10.1%
  Robert Cohen(10)............................................         641,426(12)         10.4%
  Alan Cohen(10)..............................................         635,950(13)         10.3%
  Jeffrey Rubin(10)...........................................         656,633(14)         10.6%
  Broad Capital Associates, Inc...............................         291,667(15)
    152 W. 57 Street, 54th Floor
    New York, NY 10019                                                                      5.0%
  Strategica Capital Corp.(16)................................               0
    1221 Brickell Ave., Suite 2600
    Miami, FL 331310                                                                     --

Footnotes to Security Ownership Table:

 (1) The address of each of the directors and officers is c/o the Company, 18963 N.E 4th Court, Miami, FL 33179.

 (2) Percentages were calculated in accordance with Rule 13d-3(d)(1)(i), and thus gives effect to, among all other required items, shares of Common Stock issuable upon exercise or conversion of outstanding options, warrants and convertible preferred stock that was exercisable at the Table Date or within 60 days of such date. Unless otherwise noted, the Company believes that all owners named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

 (3) Includes 580,190 shares of Common Stock issuable upon exercise of options and warrants granted under Employment and Consulting Agreements.

 (4) Includes 3,000 shares of Common Stock issuable upon exercise of options granted under the Company's 1994 Consultants and Directors Stock Option Plan.

 (5) Includes 80,000 shares of Common Stock issuable upon exercise of options granted under the Company's 1994 Consultants and Directors Stock Option Plan and 1986 Stock Option Plan, and 150,000 shares of Common Stock issuable upon exercise of options granted under Employment Agreement.

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)

 (6) Includes 10,000 shares of Common Stock issuable upon exercise of options granted under the Company's 1994 Consultants and Directors Stock Option Plan.

 (7) Includes 107,000 shares of Common Stock issuable upon exercise of options granted under the Company's 1994 Consultants and Directors Stock Option Plan and 1986 Stock Option Plan, and 968,798 shares of Common Stock issuable upon exercise of options and warrants granted under Employment and Consulting Agreements.

 (8) Includes 240,000 shares of Common Stock issuable at a price of $1.875 per share upon conversion of the Company's Series B Preferred Stock and 60,000 shares of Common Stock issuable at a price of $1.875 upon exercise of the Company's Series M Warrants.

 (9) Includes 250,140 shares of Common Stock issued and outstanding in the name of Eastlake Securities, Inc., 488,140 shares of Common Stock issuable at a price of $1.25 per share upon conversion of the Company's Series A Preferred Stock, of which 283,040 shares are issuable to Eastlake Securities, Inc., and 29,665 shares of Common Stock issuable at a price of $1.25 per share upon exercise of the Company's Series L Warrants.

(10) Lensco Consulting, Inc. ("Lensco") is owned by Robert Cohen, Alan Cohen and Jeffrey Rubin, which ownership is common to Sterling Vision, Inc. ("Sterling") and Cohen's Fashion Optical, Inc. The address of Lensco, Robert Cohen, Alan Cohen and Jeffrey Rubin is 336 Atlantic Ave., East Rockaway, NY 11581. On July 19, 1995, an amended Schedule 13D was filed with the Commission on behalf of Lensco and certain other beneficial owners of the Common Stock listed therein to reduce the reported beneficial ownership interest in the Common Stock resulting from the termination of merger negotiations between the Company and Sterling. Each reporting person in such Schedule 13D has disclaimed beneficial ownership of the shares owned by the other reporting persons within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

(11) Includes 625,000 shares issuable at a price of $3.00 per share upon exercise of the Company's Series J Warrants.

(12) Includes shared voting and dispositive power in the 625,000 shares issuable to Lensco Consulting, Inc. at a price of $3.00 per share upon exercise of the Company's Series J Warrants (see footnote (11) above) and 5,626 shares issuable at a price of $3.00 per share upon exercise of the Company's Series I Warrants.

(13) Includes shared voting and dispositive power in the 625,000 shares issuable to Lensco Consulting, Inc. at a price of $3.00 per share upon exercise of the Company's Series J Warrants (see footnote (11) above) and 3,750 shares issuable at a price of $3.00 per share upon exercise of the Company's Series I Warrants.

(14) Includes shared voting and dispositive power in the 625,000 shares issuable to Lensco Consulting, Inc. at a price of $3.00 per share upon the exercise of the Company's Series J Warrants (see footnote (11) above) and 10,833 shares at a price of $3.00 per share issuable upon exercise of the Company's Series I Warrants.

(15) Includes 291,667 shares issuable at a price of $3.00 per share upon exercise of the Company's Series H Warrants.

(16) Excludes 8,771,625 shares of the Common Stock issuable upon exercise of the Company's Series Q Warrants at a price of $0.65 per share, of which only 200,000 shares of Common Stock have been reserved for issuance until such time as the Company's authorized Common Stock is increased to an amount sufficient to reserve for issuance the balance of common shares underlying the warrants or such shares are otherwise reserved for issuance by the Company on the expiration of other outstanding convertible securities. The exercise of a substantial amount of these warrants would allow Strategica to acquire a controlling interest in the Company.

      COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Commission. Officers, directors and greater than ten percent shareholders are also required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

    Based solely on its review of the copies of such forms received by it, or written representations from certain persons, the Company believes that, during 1995 all filing requirements applicable to its officers, directors, and greater than ten percent beneficial owners were complied with. However, the Company did not receive copies of any Commission filings during 1995 from Norman Davidson or Murray Koppelman and is not aware if any such filings were made with the Commission. Mr. Davidson's ownership interest increased to an amount in excess of 10% upon acquisition of Series B Preferred in July 1995 (see footnote (8) to Security Ownership Table above). Including a shared interest in the Company's securities owned by Eastlake Securities, Inc., Mr. Koppelman's ownership interest increased to an amount in excess of 10% upon acquisition of Series A Preferred in July 1995 (see footnote (9) to Security Ownership Table above).

                      MEETINGS AND COMMITTEES OF THE BOARD

    The Board has an Executive Compensation Committee, an Audit Committee and a Stock Compensation Committee. The Board does not have an executive or nominating committee, or other similar committee. However, during fiscal 1995, none of these committees met as the Board acted in its entirety upon all matters. The Board met fourteen times during the fiscal year ended October 31, 1995 and each director attended at least 75% of such meetings.

    The Executive Compensation and Audit Committees are currently composed of Mr. Haglund, Mr. Walker and Dr. Smith. Daniel J. Kunst, the Company's previous Chief Executive Officer, served on these committees until his resignation in May 1995, and Norman J. Davidson, the Company's founder and previous Chairman, served on these committees until his resignation in October 1995. The Executive Compensation Committee is responsible for reviewing and recommending compensation to be paid to executive officers of the Company. The Audit Committee is primarily responsible for (i) recommending to the Board the independent auditors, and (ii) reviewing and recommending to the Board any necessary changes in the Company's accounting policies and its system of internal controls.

    The Stock Compensation Committee is currently composed of Mr. Haglund and Mr. Walker, as specified in the Company's 1986 Stock Option Plan and 1994 Consultants and Directors Stock Option Plan. Messrs. Kunst and Davidson served on this committee until their respective resignations in 1995. The Stock Compensation Committee is responsible for administering the Company's stock option plans and, in lieu of full Board action, granting options to eligible participants thereunder.

                           COMPENSATION OF DIRECTORS

    F. Dow Smith, a director, serves as a technical consultant in the area of optics, specifically relating to the research and development associated with the Company's products. Pursuant to a verbal agreement with the Company, he receives a $10,000 annual retainer for periodic telephone consultation. additionally, he receives $400 for each day he devotes to specific tasks requested by the Company. In fiscal 1995, Dr. Smith earned a total of $10,000 from the Company for his services as director and consultant.

    In December 1994, the Board of Directors adopted the 1994 Consultants and Directors Stock Option Plan, pursuant to which non-qualified options may be granted to purchase one million shares of the Company's common stock. Options granted under this plan are to be exercisable at such prices and in such installments as determined at the time of grant, provided options granted to directors subject to Section 16(b) reporting requirements may not be exercisable in less than six months from the date of grant.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During fiscal 1995, the Board in its entirety made all required compensation decisions regarding the Company's executive officers. Mr. Walker, the Company's President, and Dr. Rotenberg, the Company's Vice President Research and Development, participated in Board deliberations regarding executive compensation during all of fiscal 1995. Mr. Haglund, the Company's Chief Executive Officer, participated in such deliberations upon joining the Company in September 1995. Messrs. Kunst, the Company's previous Chief Executive Officer, and Davidson, the Company's previous Chairman and a former Chief Executive Officer, participated in such deliberations until their resignations in May and October 1995, respectively.

              BOARD OF DIRECTORS REPORT ON EXECUTIVE COMPENSATION

GENERAL COMPENSATION POLICY

    Base Salary. The base salary of each executive officer for the 1995 fiscal year was based on salary levels which the Board believed were necessary to induce and attract such individuals to join Neolens. Based on the Board's knowledge of the optical industry, the Board believes that these base salary levels are generally lower than other companies in the optical industry with which Neolens competes for executive talent. The Board believed that the best and most appropriate way to attract and incent its executive officers to remain with the Company was to have a substantial portion of their total compensation package to be in the form of long-term options to acquire equity in the Company as described below. Accordingly, the base salary levels were determined subjectively by the Board and were not based on performance or any specific criteria. The Board did not feel it was necessary to conduct external salary surveys for the industry or independently confirm the specific percentiles at which the base salary levels stood in relation to other companies in the optical industry.

    Long-term Equity Compensation. Options granted to executive officers were intended to provide a significant incentive to such individuals based on the success of the Company as measured by the price of its Common Stock. Options granted were designated to align the interests of the executive officers with those of the shareholders. Each grant allows the executive officer to acquire shares of Common Stock at a fixed price per share over a specified period of time. The Company's executive officers were eligible to receive grants of incentive stock options under the Company's 1986 Stock Option Plan. However, in the Board's opinion, a sufficient amount of options were not available for grant under the 1986 Stock Option Plan to attract and retain the Company's executive officers. Furthermore, the Company did not have a sufficient number of authorized shares of Common Stock available to reserve for issuance against the exercise of non-qualified options to its executive officers during 1995 outside its 1986 Stock Option Plan, the exercise of which are contingent upon the approval of the Company's shareholders to increase the authorized Common Stock. The options were granted at a fixed price per share which was slightly greater than the market price of the Common Stock and equal to the exercise price of warrants issued by the Company to its secured creditor at the time of grant. The options are exercisable for a period of five years. The amount of options granted to each executive officer was set at a level that the Board determined was appropriate to create a meaningful opportunity for stock ownership and compensation based upon the executive officer's position with the Company, the amount of options previously granted to other executives, and the amount of options, warrants and other convertible securities held by the Company's creditors and others.

CHIEF EXECUTIVE OFFICER COMPENSATION

    Compensation for the Company's Chief Executive Officer, Jon E. Haglund, during fiscal 1995 was determined as described above. Mr. Haglund was recruited by the Company to fill the office of Chief Executive Officer which was left vacant upon the resignation of Daniel J. Kunst in May 1996. Mr. Haglund's base salary and long-term stock options were determined by the Board to be appropriate and necessary to attract Mr. Haglund to Neolens in September 1996. Mr. Kunst's compensation during fiscal 1995 was similarly determined when he joined the Company in October 1995.

SUBMITTED BY THE BOARD OF DIRECTORS:

Jon E. Haglund, Chairman             F. Dow Smith, Ph.D.
Malcolm M. Walker                    Don Rotenberg, Ph.D.

                       COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM COMPENSATION
                                                                          -------------------------------------
                                           ANNUAL COMPENSATION
                                  -------------------------------------     AWARDS             PAYOUTS
                                                                OTHER     ----------   ------------------------
                                                               ANNUAL     RESTRICTED     SECURITIES      LTIP     ALL OTHER
NAME AND                                                      COMPENSA-     STOCK        UNDERLYING     PAYOUTS   COMPENSA-
 PRINCIPAL POSITION               YEAR   SALARY($)  BONUS($)   TION($)    AWARDS($)    OPTIONS/SARS(#)    ($)      TION($)
- --------------------------------  ----   --------   -------   ---------   ----------   --------------   -------   ---------
Daniel J. Kunst, CEO(2).........  1995     57,692    --         5,143       --              --           --        --
Jon E. Haglund, CEO.............  1995     22,847    --         --          --            400,000(3)     --        --

No officer's total annual compensation exceeded $100,000 during fiscal 1995, 1994 or 1993.

- ------------

(1) The benefits to Mr. Kunst consisted solely of the payment by the Company of health insurance premiums.

(2) Mr. Kunst did not begin receiving a salary from the Company until he assumed full-time duties as Chief Executive Officer in January 1995. Prior thereto, Mr. Kunst was compensation for his services to the Company through his former employer, Cymed, Inc. During fiscal 1995, the Company paid $38,339 to Cymed, Inc. for the services provided to the Company by Daniel J. Kunst as Chief Executive Officer and certain other personnel who assisted the Company in establishing a sales and administrative office in Pleasanton, California. Cymed, Inc. is an unrelated third party which employed Mr. Kunst and such other personnel prior to their employment by the Company on a full-time basis in January 1995. Mr. Kunst resigned from the Company as Chief Executive Officer and a director in May 1995.

(3) The options and warrants issued to Mr. Haglund during 1995 are not exercisable until such time as the Company increases its authorized common stock in an amount sufficient to reserve for issuance the shares underlying such options and warrants, as well as the shares of common stock underlying the Series Q Warrants issued to Strategica in February 1996.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS TABLES

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                              POTENTIAL
                                                                                             REALIZABLE
                                                                                          VALUE AT ASSUMED
                                                                                           ANNUAL RATES OF
                                                                                                STOCK
                                                                                         PRICE APPRECIATION
                                  INDIVIDUAL GRANTS                                        FOR OPTION TERM
- --------------------------------------------------------------------------------------   -------------------
             (A)                    (B)            (C)            (D)          (E)         (F)        (G)
                                                INDIVIDUAL
                                                  GRANTS
                                 NUMBER OF      % OF TOTAL
                                 SECURITIES    OPTIONS/SARS
                                 UNDERLYING     GRANTED TO    EXERCISE OR
                                OPTIONS/SARS   EMPLOYEES IN   BASE PRICE    EXPIRATION
NAME                            GRANTED (#)    FISCAL YEAR      ($/SH)         DATE       5%($)      10%($)
- ------------------------------  ------------   ------------   -----------   ----------   --------   --------
Daniel J. Kunst, CEO..........      --           --              --            --           --         --
Jon E. Haglund, CEO...........    400,000(1)        57%          $1.14        9/1/00     $124,000   $280,000

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

                (A)                          (B)                 (C)                 (D)              (E)
                                                                                  NUMBER OF
                                                                                 SECURITIES        VALUE OF
                                                                                 UNDERLYING       UNEXERCISED
                                                                                 UNEXERCISED     IN-THE-MONEY
                                                                                OPTIONS/SARS     OPTIONS/SARS
                                                                                AT FY-END (#)    AT FY-END ($)

                                       SHARES ACQUIRED                          EXERCISABLE/     EXERCISABLE/
NAME                                   ON EXERCISE (#)    VALUE REALIZED ($)    UNEXERCISABLE    UNEXERCISABLE
- ------------------------------------   ---------------    ------------------    -------------    -------------
Jon E. Haglund, CEO.................      --                   $--                --400,000(1)      -$-

There was no repricing of options or warrants issued to Mr. Haglund during fiscal 1995.

- ------------

(1) The options and warrants issued to Mr. Haglund during 1995 are not exercisable until such time as the Company increases its authorized common stock in an amount sufficient to reserve for issuance the shares underlying such options and warrants, as well as the shares of common stock underlying the Series Q Warrants issued to Strategica in February 1996.

EMPLOYMENT AGREEMENTS

    Pursuant to a verbal understanding, Mr. Kunst began receiving an annual salary of $150,000, plus group health care benefits, from the Company in January 1995 for his services as Chief Executive Officer. In addition, the Company agreed to relocate its sales and administrative functions to an office near Mr. Kunst's residence in Pleasanton, California. In May 1995, Mr. Kunst's employment with the Company was terminated pursuant to a Consulting/Severance Agreement, whereby Mr. Kunst agreed to provide consulting services to the Company in consideration for a monthly cash fee of $5,000, plus the payment by the Company of his group health insurance premium, for a period of ten months ending in February 1996.

    Pursuant to a written employment agreement, Mr. Haglund commenced service with the Company as its Chief Executive Officer effective September 1, 1995. The agreement is for a period of two years and three months ending October 31, 1997 and will be renewed automatically at the end of each term for an ensuing two year period without written notification from the Company of its intent to cancel prior to 90 days of the end of each such term. Mr. Haglund is to receive an annual salary of $165,000 and other benefits made generally available to the Company's management personnel, and the Company has agreed to pay for the relocation of Mr. Haglund from his current home in Shrewsbury, Massachusetts to South Florida. In addition, Mr. Haglund was granted non-qualified options to acquire 325,000 shares of the Company's common stock for a period of 5 years at a price of $1.14 per share. Pursuant to anti-dilution adjustments resulting from consummation of additional financing from Strategica on March 1, 1996, the amount of shares which may be acquired upon exercise of these options was increased to 505,190 and the exercise price was reduced to $0.65 per share. Prior to formally joining the Company, Mr. Haglund provided certain consulting services to the Company through JEH Group, Inc., an affiliated company of Mr. Haglund's, in consideration for options to acquire 75,000 shares of the Company's common stock at the same price of $1.14 per share effective September 1, 1995. These options were not subject to anti-dilution adjustments. The closing bid price of the Company's common stock on September 1, 1995 as quoted by Nasdaq was $1.125 per share.

CHANGE IN CONTROL AGREEMENTS

    The employment agreements executed by the Company with its executive officers, including the Company's Chief Executive Officer, Jon E. Haglund, provide that upon termination of an officer's employment at the officer's election during a thirty day period commencing one year after a Change in Control of the Company, and with thirty days notice to the Company, the Company shall pay to such officer, in addition to his base salary, benefits, incentives and any other compensation owed by the Company to the officer through the date his employment is terminated, a lump-sum cash payment equal to an amount ranging from six to twelve months of the officer's yearly base salary at that time. A "Change in Control" of the Company is defined as a change in 50% or more of the ownership of the Company's outstanding voting stock following the date of the employment agreements.